                                                                       Exhibit 1

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[LIPMAN LOGO]

FOR FURTHER INFORMATION CONTACT
-------------------------------

ISRAEL:                                          UNITED STATES:
Maya Lustig                                      Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager    KCSA Worldwide
Lipman Electronic Engineering Ltd.               800 Second Ave.
11 Haamal Street, Park Afek                      New York, NY 10017
Rosh Haayin 48092, Israel                        (212) 896-1214/(212) 896-1209
972-3-902-9730                                   jcorbin@kcsa.com/lroth@kcsa.com
maya_l@lipman.co.il

        LIPMAN SEES SECOND QUARTER 2005 RESULTS SLIGHTLY BELOW ANALYSTS'
             CONSENSUS ESTIMATES; REITERATES FULL YEAR 2005 GUIDANCE

Rosh Haayin, Israel, June 30, 2005 - Lipman Electronic Engineering Ltd. (Nasdaq,
TASE: LPMA) today announced that although it only provides annual guidance and refrains from providing quarterly guidance, it has decided to provide information regarding expected second quarter 2005 results which are expected to be slightly lower than analysts' consensus. Revenues for the second quarter are expected to be between $57 and $58 million, with diluted net income per share, expected to be in the range of $0.20 to $0.24. Excluding stock based compensation, which is estimated to be approximately $1.3 million in the second quarter (equal to approximately $.05 per share), pro forma net income per diluted share is expected to be in the range of $0.25 to $0.29.

The Company noted that the difference between the currently expected results and analysts' estimates for the second quarter was primarily due to the timing of orders, as several orders that were expected to close towards the end of the second quarter have been delayed. Lipman expects to receive these orders in the third quarter, and reiterates its previously provided guidance for the full 2005 year of $273 to $285 million in revenues and diluted net income per share in the range

                                       1

of $1.39 to $1.42. Excluding stock based compensation, which is estimated to be approximately $5.4 million in 2005 (equal to approximately $0.20 per share), pro forma net income per diluted share is expected to be in the range of $1.59 to
$1.62.

Isaac Angel, President and CEO of Lipman said, "Lipman is committed to providing the most accurate, up-to-date information possible about its operational performance. While we do not provide sequential guidance due to seasonality and quarterly fluctuations in our business, we believe it is important to provide an update this quarter given the difference between our currently expected results and analysts' consensus. Despite the difference from analysts' consensus regarding our expected second quarter results, our full year guidance remains unchanged. We continue to believe in the overall strength of Lipman and its position in the Point of Sale (POS) terminal market and expect to see solid performance in the second half of 2005."

The Company will release second quarter 2005 financial results on Tuesday, July
26, 2005, following the close of market. Lipman management will host a conference call at 9:00 EDT on Wednesday, July 27, 2005, which will be simultaneously web cast. Investors are invited to listen to the call via a live web cast at the Lipman corporate Web site at http://www.lipman.biz or at
http://www.kcsa.com. Please visit the sites approximately twenty minutes before the conference call is scheduled to begin, as users will need to register as well as download and install any necessary audio software. A replay of the call will be available on the corporate Web site approximately two hours after the conference is completed.

ABOUT LIPMAN

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline
POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card ("Chip & PIN") solutions.
In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland,
Russia, Italy, Canada and Latin America. For more information visit
www.lipman.biz

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.